SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    Form 11-K
                                    ---------

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


         For the fiscal year ended December 31, 1994

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _______________ to __________________



         Commission file number 0-20280




                   MEGAFOODS STORES, INC. 401(K) SAVINGS PLAN

                             MEGAFOODS STORES, INC.
                            1455 S. STAPLEY, SUITE 15
                               MESA, ARIZONA 85204

                                   SIGNATURES
                                   ----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                          MEGAFOODS STORES, INC.
                                          401(k) SAVINGS PLAN




August 8, 1996                                     /s/ Eden Higgins
Date                                               -----------------------------
                                                   Eden Higgins
                                                   Director of Human Resources

Exhibits Filed.
- ---------------


Exhibit No.                       Description
- -----------                       -----------


    23.1                          Consent of Independent Accountants

    23.2                          Consent of Independent Accountants

MEGAFOODS STORES, INC.
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1994 AND 1993

                             MEGAFOODS STORES, INC.
                               401(k) SAVINGS PLAN

- --------------------------------------------------------------------------------

                                      INDEX

                                                                                             PAGE
Report of Independent Accountants:
          December 31, 1994                                                                   1
          December 31, 1993                                                                   2

Financial Statements:

          Statement of Net Assets Available for Plan Benefits, with
            Fund Information:
                December 31, 1994                                                             3
                December 31, 1993                                                             4


          Statement of Changes in Net Assets Available for Plan Benefits,
            with Fund Information:
                Year ended December 31, 1994                                                  5

          Notes to Financial Statements                                                       6

Supplemental Schedules:*

          Item 27a Form 5500 - Schedule of Assets Held for Investment
                           Purposes at December 31, 1994                             Schedule I

          Item 27d Form 5500 - Schedule of Reportable Transactions
                           for the year ended December 31, 1994                     Schedule II

          *     Other   schedules   required  by  Section   2520.103-10  of  the
                Department  of Labor Rules and  Regulations  for  Reporting  and
                Disclosure  under ERISA have been  omitted  because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of Megafoods Stores, Inc. 401(k) Savings Plan

In our opinion, the statement of net assets available for plan benefits, with fund information, and the related statement of changes in net assets available for plan benefits, with fund information, present fairly, in all material respects, the net assets available for plan benefits of Megafoods Stores, Inc. 401(k) Savings Plan (the Plan) at December 31, 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Phoenix, Arizona
August 2, 1996

Report of Independent Accountants


To the Participants and Administrator
Megafoods Stores, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the Megafoods Stores, Inc. 401(k) Savings Plan as of December 31, 1993. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Megafoods Stores, Inc. 401(k) Savings Plan as of December 31, 1993, in conformity with generally accepted accounting principles.



                                        Coopers & Lybrand L.L.P.

Phoenix, Arizona
March 31, 1994

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN

- --------------------------------------------------------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
   --------------------------------------------------------------------------

                                                                       December 31, 1994
                                           ----------------------------------------------------------------------
                                           Nations Strategic  Nations Emerging   Nations Prime      Nations
                                             Fixed Income          Growth             Fund         Balanced
                                                 Fund               Fund                          Assets Fund
                                           ----------------   ----------------   -------------- ---------------
ASSETS:
   Investments, at fair value, (cost of $1,763,162):
      Common stock
      Mutual funds                            $ 96,908*         $ 201,267*         $ 356,050*      $ 294,529*
      Cash and cash equivalents                 17,027                841
      Loans to participants
                                              --------          ---------          ---------       ---------

         Total investments                     113,935            202,108            356,050         294,529
                                              --------          ---------          ---------       ---------

   Receivables:
      Participant contributions                  4,684              4,712              7,907           8,291
      Employer contributions
      Other                                        619                 52              2,819            (181)
                                              --------          ---------          ---------       ---------

         Total receivables                       5,303              4,764             10,726           8,110
                                              --------          ---------          ---------       ---------

             Total assets                      119,238            206,872            366,776         302,639
                                              --------          ---------          ---------       ---------


LIABILITIES:
   Forfeitures available for offset to future
      employer contributions                       503              1,558             34,159           1,008
   Interfund payable (receivable)              (11,648)            15,502            (34,003)         21,362
                                              --------          ---------          ---------       ---------

             Total liabilities                 (11,145)            17,060                156          22,370
                                              --------          ---------          ---------       ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $130,383          $ 189,812          $ 366,620       $ 280,269
                                              ========          =========          =========       =========

                                                    ----------------------------------------------
                                                         Loan         Megafoods         Total
                                                         Fund       Stores, Inc.
                                                                     Stock Fund
                                                    --------------  -------------   --------------
ASSETS:
   Investments, at fair value, (cost of $1,763,162):
      Common stock                                                   $  21,915      $    21,915
      Mutual funds                                                                      948,754
      Cash and cash equivalents                        $  2,370        149,300*         169,538
      Loans to participants                              49,916                          49,916
                                                       --------      ---------      -----------

         Total investments                               52,286        171,215        1,190,123
                                                       --------      ---------      -----------

   Receivables:
      Participant contributions                                          2,124           27,718
      Employer contributions                                            (3,935)          (3,935)
      Other                                               2,241           (366)           5,184
                                                       --------      ---------      -----------

         Total receivables                                2,241         (2,177)          28,967
                                                       --------      ---------      -----------

             Total assets                                54,527        169,038        1,219,090
                                                       --------      ---------      -----------


LIABILITIES:
   Forfeitures available for offset to future
      employer contributions                                             7,117           44,345
   Interfund payable (receivable)                         6,515          2,272
                                                       --------      ---------      -----------

             Total liabilities                            6,515          9,389           44,345
                                                       --------      ---------      -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $ 48,012      $ 159,649      $ 1,174,745
                                                       ========      =========      ===========

  *Investment represents 5% or more of net assets available for Plan benefits.

   The accompanying notes are an integral part of these financial statements.

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN

- --------------------------------------------------------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
   --------------------------------------------------------------------------

                                                                 December 31, 1993
                                         ----------------------------------------------------------------

                                                             Short-term
                                            Guaranteed     Equity Securities   Securities     Balanced
                                            Fixed Funds          Fund              Fund          Fund
                                         ----------------  ---------------    -------------  ------------
ASSETS:
   Cash and cash equivalents                 $ 329,269*       $ 204,513*       $ 182,826*    $ 123,435*
   Investments

   Receivables:
      Participant contributions                 19,968           12,239            6,075         7,262
      Employer contributions
      Loans to participants
      Other                                      2,713              638             (633)          945
                                             ---------        ---------        ---------     ---------

         Total assets                          351,950           217,390         188,268      131,642
                                             ---------        ---------        ---------     ---------


LIABILITIES:
   Forfeitures available for offset to future
      employer contributions                    16,328            7,047           15,406         3,229
   Interfund payable (receivable)               (7,389)
                                             ---------        ---------        ---------     ---------

         Total liabilities                       8,939            7,047           15,406         3,229
                                             ---------        ---------        ---------     ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $ 343,011        $ 210,343        $ 172,862     $ 128,413
                                             =========        =========        =========     =========

                                            ----------------------------------------
                                                            Megafoods
                                                           Stores, Inc.
                                               Loan           Stock
                                               Fund           Fund          Total
                                            -----------   -------------  -----------
ASSETS:
   Cash and cash equivalents                                $   4,586   $   844,629
   Investments                                                493,468*      493,468

   Receivables:
      Participant contributions                                13,668        59,212
      Employer contributions                                   35,360        35,360
      Loans to participants                    $  16,382                     16,382
      Other                                                      (268)        3,395
                                               ---------    ---------   -----------
         Total assets                             16,382      546,814     1,452,446
                                               ---------    ---------   -----------


LIABILITIES:
   Forfeitures available for offset to future
      employer contributions                                   19,706        61,716
   Interfund payable (receivable)                               7,389
                                               ---------    ---------   -----------

         Total liabilities                                     27,095        61,716
                                               ---------    ---------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $  16,382    $ 519,719   $ 1,390,730
                                               =========    =========   ===========

  *Investment represents 5% or more of net assets available for Plan benefits.


   The accompanying notes are an integral part of these financial statements.

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN

- --------------------------------------------------------------------------------

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
 -------------------------------------------------------------------------------------


                                                                       Year ended December 31, 1994
                                        --------------------------------------------------------------------------------
                                         Nations Strategic     Nations Emerging      Nations Prime         Nations
                                            Fixed Income             Growth             Fund              Balanced
                                                Fund                  Fund                                 Assets Fund
                                        ------------------   ------------------   -----------------   ------------------
ADDITIONS:
Additions to net assets attributed to:
  Investment income (loss):
     Change in unrealized
       appreciation (depreciation)           $  (3,593)          $   2,770                                $ (5,723)
     Realized losses                              (925)                (42)                                   (343)
     Interest and dividends                      4,329               8,227           $  12,915               7,283
                                             ---------           ---------           ---------           ---------

                                                  (189)             10,955              12,915               1,217
                                             ---------           ---------           ---------           ---------

  Contributions:
     Participant                                59,175              95,920              74,371             134,855
     Employer - stock
     Employer - cash
                                             ---------           ---------           ---------           ---------

                                                59,175              95,920              74,371             134,855
                                             ---------           ---------           ---------           ---------
       Total additions                          58,986             106,875              87,286             136,072
                                             ---------           ---------           ---------           ---------

DEDUCTIONS:
Deductions from net assets attributed to:
  Distributions to participants                (18,474)            (36,709)           (111,419)            (48,112)
  Interfund transfers                           12,757             (16,571)             32,479             (25,924)
  Loans to participants, net of repayments      (4,111)             (8,262)            (11,692)            (12,651)
                                             ---------           ---------           ---------           ---------

       Total deductions                         (9,828)            (61,542)            (90,632)            (86,687)
                                             ---------           ---------           ---------           ---------

Increase (decrease) in net assets available
  for Plan benefits before election transfers   49,158              45,333              (3,346)             49,385

Net assets available for Plan benefits,
  January 1, 1994                              343,011             210,343             172,862             128,413
Transfer to new trustee (Note 1)              (343,011)           (210,343)           (172,862)           (128,413)
Election transfers effective March 31,1994      81,225             144,479             369,966             230,884
                                             ---------           ---------           ---------           ---------

Net assets available for Plan benefits,
  December 31, 1994                          $ 130,383           $ 189,812           $ 366,620           $ 280,269
                                             =========           =========           =========           =========

                                                  ----------    -----------------  ---------
                                                                    Megafoods
                                                    Loan           Stores, Inc.
                                                    Fund            Stock Fund       Total
                                                  ----------    -----------------  ----------
ADDITIONS:
Additions to net assets attributed to:
  Investment income (loss):
     Change in unrealized
       appreciation (depreciation)                                $ (566,493)   $  (573,039)
  Realized losses                                                    (53,490)       (54,800)
  Interest and dividends                              $  2,957           (27)        35,684)
                                                      --------    ----------    -----------

                                                         2,957      (620,010)      (592,155)
                                                      --------    ----------    -----------

  Contributions:
     Participant                                                      68,425        432,746
     Employer - stock                                                124,050        124,050
     Employer - cash                                                  79,565         79,565
                                                      --------    ----------    -----------

                                                                     272,040        636,361
                                                      --------    ----------    -----------
       Total additions                                   2,957      (347,970)        44,206
                                                      --------    ----------    -----------

DEDUCTIONS:
Deductions from net assets attributed to:
  Distributions to participants                         (6,187)      (39,290)      (260,191)
  Interfund transfers                                                 (2,741)
  Loans to participants, net of repayments              34,860         1,856
                                                      --------    ----------    -----------

       Total deductions                                 28,673       (40,175)      (260,191)
                                                      --------    ----------    -----------

Increase (decrease) in net assets available for
  Plan benefits before election transfers               31,630      (388,145)      (215,985)

Net assets available for Plan benefits,
  January 1, 1994                                       16,382       519,719      1,390,730
Transfer to new trustee (Note 1)                                                   (854,629)
Election transfers effective March 31,1994                            28,075        854,629
                                                      --------    ----------    -----------

Net assets available for Plan benefits,
  December 31, 1994                                   $ 48,012    $  159,649    $ 1,174,745
                                                      ========    ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN

                          Notes to Financial Statements
- --------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN:
- ---------------------------------

The following description of the Megafoods Stores, Inc. 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General

   Megafoods Stores, Inc. (the Company) established the Plan effective January 1, 1991. On August 24, 1992, the Plan was amended and restated to enable participants to invest in the Company's stock and/or other investment options and to allow employer contributions to be made in the form of cash and/or Company stock.

   Eligibility for participation

   An employee is eligible to become a participant in the Plan on the earliest entry date, either January or July in the year following completion of 1,000 hours of service. At December 31, 1994 and 1993, Plan participants totaled 794 and 603, respectively.

   Contributions

   Participant contributions are voluntary. Plan participants may elect to contribute 1% to 15% of their annual compensation during each Plan year not to exceed certain limits as set forth in the Plan. The Company may match a percentage of the participant's annual contribution to the Plan at its discretion and/or a special discretionary contribution equal to a percentage of the participant's compensation.

   Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company discretionary contributions are recorded in the same period.

   Plan amendments

   In January 1994, the Company entered a Plan trustee agreement naming NationsBank as Successor Trustee. Assets with the former trustee were liquidated and invested in Nations Prime Fund until participants specified investment options to allocate their account balances. Participants amended their Plan elections during February 1994 and funds were allocated on March 31, 1994. The investment options available to participants subsequent to the change in Plan trustee are similar in nature to the investment options which were available during the year ended December 31, 1993.

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN

                          Notes to Financial Statements
- --------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN: (Continued)
- --------------------------------

   Distributions

   Participants may withdraw their account balances upon retirement, permanent and total disability, or upon termination. Participants may also withdraw all or a portion of their account balances for specific hardship reasons, subject to approval by the Plan administrator. Hardship withdrawals are subject to Internal Revenue Service (IRS) penalties. Nonvested employer contributions are forfeited and are used to offset future Company contributions.

   Administrative expenses

   The Company, as sponsor of the Plan, has elected to pay certain fees and charges incurred in the administration of the Plan.

   Participant accounts

   Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution, and allocation of (i) Plan earnings and (ii) the Company's special discretionary contribution. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Investments

   Participants may direct the investment of their participant contributions into several investment funds or company stock provided by the Plan and are allowed to change their investment options in January and July of each Plan year. The investment options available to participants comprise the following:

      Nations Strategic Fixed Income Fund
      -----------------------------------

      This fund invests primarily in a mix of investment grade (BBB or better) corporate, government and mortgage-backed securities.

      Nations Emerging Growth Fund
      ----------------------------

      This fund invests in common stocks that are expected to have superior earnings growth rates relative to most publicly traded companies.

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN

                          Notes to Financial Statements
- --------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN: (Continued)
- --------------------------------

      Nations Prime Fund
      ------------------

      This fund invests in a diversified portfolio of high-quality money market instruments including bank certificates of deposit, banker's acceptances and commercial paper.

      Nations Balanced Assets Fund
      ----------------------------

      This fund invests in a portfolio of high-quality stocks and investment grade bonds.

      Megafoods Stores, Inc. Stock Fund
      ---------------------------------

      This fund invested in the Company's common stock until the Company's bankruptcy filing in August 1994. As a result of the Company's bankruptcy, subsequent to August 17, 1994 contributions to this fund were invested in a money market account.

   Participant loans

   The Plan allows participants to borrow up to 50% of their vested account balance up to a maximum of $50,000. Interest is based on the prime rate. Loans are repaid by payroll deduction and interest is credited to the participant's accounts. The loans are secured by the participant's entire interest in the Plan.

   Vesting

   Participants vest immediately in their contributions. A year of vesting service is defined as a calendar year in which the participant works 1,000 hours or more. Participants vest in 20% of the Company's contributions after two years of vesting service, and continue to vest at an annual rate of 20% until fully vested after six years of vesting service. Participants attaining age 65 become fully vested in the Company's contributions.

   Plan termination

   Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN

                          Notes to Financial Statements
- --------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN: (Continued)
- ---------------------------------

   Bankruptcy proceedings

   On August 17, 1994, the Company and its three subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. Under the provisions of Chapter 11, certain claims against the debtor in existence prior to the petition date are stayed while the debtor continues business operations as debtor-in-possession and as such is subject to the jurisdiction of the Bankruptcy Court throughout the Chapter 11 proceedings. In the Chapter 11 case, substantially all liabilities of the debtor, as of the petition date, are subject to settlement under a plan of reorganization to be formulated subject to approval by the debtor's impaired creditors and approval and confirmation by the Bankruptcy Court. As a result of the bankruptcy, in August 1994, the Company began to make discretionary contributions in the form of cash rather than Company stock. The Plan's assets are not subject to the creditor's claims arising from the Chapter 11 proceedings.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
- -----------------------------------------

   Basis of accounting

   The accompanying financial statements of the Plan have been prepared on an accrual basis, in conformity with generally accepted accounting principles as applied to defined contribution plans, and in accordance with the Plan agreement.

   Valuation of investments

   Investments in mutual funds and Company stock are valued at their quoted fair market value. Loans to participants are valued at the unpaid balance.

   Recognition of Income

   Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Realized gains (losses) on investment sales are recorded as follows: for investments held at the beginning of the year - the difference between net proceeds received and the related current value at the beginning of the year and for investments acquired during the year - the difference between net proceeds received and the related average acquisition cost. Unrealized gains (losses) are recorded based on the difference between the current value of investments at the end of the year and their current value at the beginning of the year, or average acquisition cost for investments acquired during the year.

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN

                          Notes to Financial Statements
- --------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Continued)
- -----------------------------------------

   Income taxes

   The Plan has received a determination letter dated October 1, 1994 from the IRS qualifying the Plan as a tax exempt benefit plan under Section 401(a) and
   (k) of the Internal Revenue Code. The Company believes that the Plan continues to fulfill the requirements of a qualified plan. Accordingly, no provision has been made in the accompanying financial statements for federal or state income taxes.


 NOTE 3 - BENEFITS PAID TO PARTICIPANTS:
 ---------------------------------------

 Participants can elect to retain their account balances in the Plan after termination of employment. Net assets available for Plan benefits at December 31, 1994 and 1993 include $161,000 and $128,000 respectively, pertaining to participants who terminated employment prior to the Plan's year-end of which $27,000 relates to distributions processed and approved prior to December 31, 1994 but not paid as of that date. There were no distributions processed and approved prior to December 31, 1993 but not paid as of that date. In accordance with generally accepted accounting principles, obligations for distributions processed and approved for payment prior to the Plan's year-end are not accrued in the accompanying financial statements, resulting in a difference between these financial statements and the Plan's Form 5500.


 NOTE 4 - RELATED PARTY TRANSACTIONS:
 ------------------------------------

Certain plan investments represent shares of mutual funds managed by NationsBank, the Plan's Trustee. Accordingly, the purchase and sale of such shares represent party-in-interest transactions. Such transactions are exempt under ERISA.


 NOTE 5 - SUBSEQUENT EVENT:
 --------------------------

 On July 1, 1995, the Plan administrator entered into an agreement whereby the Plan assets were transferred from a trust administered by NationsBank to Northern Trust.

                                                                      SCHEDULE I

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN
- --------------------------------------------------------------------------------

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1994

                                                                      Description of Investment,
Principal                                                              including Maturity Date,
Amount or                                                            Rate of Interest, Collateral,     Historical       Current
 Shares        Identity of Issue, Borrower, Lessor or Similar Party       Par or Maturity Value          Cost            Value
- -------------  ---------------------------------------------------  ------------------------------    -------------  ------------
      70,693   Megafoods Stores, Inc.                                         Common Stock            $    588,408   $    21,915

  10,375.537   Nations Strategic Fixed Income Fund*#                          Mutual Fund                  100,501        96,908

  18,164.880   Nations Emerging Growth Fund*#                                  Mutual Fund                 198,497       201,267

     356,050   Nations Prime Fund *#                                           Mutual Fund                 356,050       356,050

  28,265.698   Nations Balanced Assets Fund*#                                  Mutual Fund                 300,252       294,529

               Cash and Cash Equivalents*#                              Cash and Cash Equivalents          169,538       169,538

               Participant Loans                                        8%-8.5% through 11/18/99                          49,916
                                                                                                      ------------   -----------

               TOTAL                                                                                  $  1,713,246   $ 1,190,123
                                                                                                      ============   ===========

 * Investment represents 5% of net assets available for Plan benefits. # Represents a party-in-interest transaction.

                                                                     SCHEDULE II

                   MEGAFOODS STORES, INC. 401(k) SAVINGS PLAN
- --------------------------------------------------------------------------------


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*

                      For the Year Ended December 31, 1994

 Identity of Issue, Borrower, Lesser, or  Description of    Purchase price   Selling price per Lease Rental       Expense
             Similar Party                  Investment        per share           share                          Incurred
                                         Including Rate of
                                            Interest,
                                         Marketing Value
- --------------------------------------- ----------------- ----------------- ---------------- --------------- ----------------
 Manufacturers Life Insurance Company     Cash and Cash
   Guaranteed Fixed Funds                  Equivalents                         $  1.00

 Manufacturers Life Insurance Company     Cash and Cash
   Equity Securities Funds                 Equivalents                            1.00

 Manufacturers Life Insurance Company     Cash and Cash
   Short-term Securities Fund              Equivalents                            1.00

 Manufacturers Life Insurance Company     Cash and Cash
   Balanced Fund                           Equivalents                            1.00

 Nations Strategic Fixed Income Fund#      Mutual Fund        $   9.69
                                                                                  9.37

 Nations Emerging Growth Fund#             Mutual Fund           10.93
                                                                                 10.85

 Nations Prime Fund#                       Mutual Fund            1.00
                                                                                  1.00

 Nations Balanced Fund#                    Mutual Fund           10.63
                                                                                 10.54

 Identity of Issue, Borrower, Lesser, or  Description of              Cost of        Current         Net
             Similar Party                  Investment                 Asset         Value of        Loss
                                         Including Rate of                           Asset on
                                            Interest,                              Transaction
                                         Marketing Value                               Date
- --------------------------------------- -----------------        ---------------- ------------- -------------

 Manufacturers Life Insurance Company     Cash and Cash
   Guaranteed Fixed Funds                  Equivalents             $   343,011   $    343,011

 Manufacturers Life Insurance Company     Cash and Cash
   Equity Securities Funds                 Equivalents                 210,343        210,343

 Manufacturers Life Insurance Company     Cash and Cash
   Short-term Securities Fund              Equivalents                 172,862       172,862

 Manufacturers Life Insurance Company     Cash and Cash
   Balanced Fund                           Equivalents                 128,413        128,413

 Nations Strategic Fixed Income Fund#      Mutual Fund                 126,436       126,436
                                                                        26,925        26,000       $  (925)

 Nations Emerging Growth Fund#             Mutual Fund                 219,136       219,136
                                                                        28,042        28,000           (42)

 Nations Prime Fund#                       Mutual Fund               2,039,471     2,039,471
                                                                     1,513,762     1,513,762

 Nations Balanced Fund#                    Mutual Fund                 336,111       336,111
                                                                        38,343        38,000          (343)

 * Transactions or series of transactions relating to one or more securities of the same issuer involving an aggregate amount in excess of 5% of the fair value of the Plan's assets as of January 1, 1994.

 # Represents a party-in-interest transaction.